Eilenberg & Krause llp

11 east 44th street

new york, new york 10017

telephone: (212) 986-9700

facsimile: (212) 986-2399

September 22, 2005

Ms. Peggy A. Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Semiconductor Ltd.
Amendment No. 1 to Registration Statement on Form F-2
Registration No. 333-126909
Form 20-F for the year ended December 31, 2004
Forms 6-K Filed May 26, 2005 and August 3, 2005
File No. 0-24790

Dear Ms. Fisher:

        This letter is submitted on behalf of Tower Semiconductor Ltd. (“Tower” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Registration Statement on Form F-2 (Registration No. 333-126909), the Annual Report on Form 20-F for the year ended December 31, 2004 and Forms 6-K filed on May 26, 2005 and August 3, 2005 (File No. 0-24790). With a courtesy copy of this letter, we are including a copy of Amendment No. 1 to the Registration Statement on Form F-2 as filed with the Securities and Exchange Commission on the date hereof. The Amendment reflects Tower’s responses to the comments contained in your letter of August 22, 2005, as well as updated information. We have also enclosed copies of Amendment No. 1 which have been marked to show changes from the initial filing.

        Our numbered responses correlate to the numbers in your August 22, 2005 letter, and we have set forth in full the text of the comments included in your letter for convenience purposes. All references in our responses to page numbers are to the pages in the unmarked copies of the documents. For the convenience of the Staff, we have annotated the margins of the marked copies with the comment numbers to indicate where changes were made in response to comments in your letter.

        We respond to the Staff’s comments as follows:

Form F-2

Fee Table

1.	It appears that the rights should be registered and included in the fee table. Please revise or advise.

We have revised the fee table to reflect the registration of the rights.

2.	We note you are registering $25.5 million in securities to be issued upon exercise of the rights, yet the cover page of the prospectus states that you are distributing transferable rights to purchase up to $50 million of debentures. Please reconcile.

As described in the prospectus at the disclosure referenced in our response to Comment 10, Tower is offering all of its shareholders the opportunity to purchase convertible debentures through the rights distribution. We have excluded from the registration statement the securities issuable to our four major shareholders, including those issuable pursuant to their commitments to the Company and its banks to purchase an aggregate of $25.5 million of debentures in connection with the amendment to Tower’s bank credit facility. These securities are not covered by the registration statement and are being issued pursuant to a transaction exempt from the registration requirements of the Securities Act of 1933.

Prospectus Cover Page

3.	We note the fourth paragraph, where you disclose that Israel Corp., SanDisk Corporation, and Alliance Semiconductor Corporation have already committed to exercise rights to be issued to them. We also note that “certain of our shareholders” have agreed to transfer their unexercised rights to Israel Corp. Provide a thorough legal analysis of why you believe the simultaneous public and private offerings and the communications related thereto are consistent with Section 5 of the 1933 Act. We will have further comments.

The following discussion responds to Staff Comments 3 and 11.

We believe that analysis of the facts and circumstances surrounding the purchase commitments by the Company’s major shareholders, who have appointed a majority of the Company’s directors and who together own in excess of 63% of the outstanding shares of the Company, and the proposed registered rights offering to public investors, supports our determination that the two transactions are separate and distinct and need not be integrated with one another.

Under the July 2005 credit facility amendment, Tower’s banks committed to providing up to approximately $30 million in additional funding, subject to a similar amount being raised by the Company from investors in the form of equity or convertible debt. The banks conditioned their commitment to provide this additional funding on the Company securing minimum commitments to invest at least $23.5 million. In connection therewith, Israel Corp., SanDisk, Macronix and Alliance, Tower’s four major and controlling shareholders were asked to provide commitments to invest. Israel Corp. and SanDisk provided commitments to the Company’s banks to invest $20 million and $3.5 million, respectively. Each of the four major shareholders provided commitments to the Company to invest as follows – Israel Corp. – $20 million; SanDisk – $3.5 million; Alliance – $1 million and Macronix – $1 million. For the reasons explained below, these commitments were to invest through a distribution of rights to all of Tower’s shareholders. In August 2005, the banks, in reliance on the initial $23.5 million of commitments to them by Israel Corp. and SanDisk, made advances of $13.4 million.

Tower’s four major shareholders together own approximately 63% of the Company’s outstanding shares. One of these shareholders–Israel Corp. –owns 21% of the Company’s outstanding shares, SanDisk owns 15% and each of the other two shareholders owns 13% of Tower’s outstanding shares. To date, these shareholders have invested over $300 million in the Company, exclusive of the new purchase commitments. These shareholders are also parties to a shareholders agreement, under which they have the power to elect the entire board of directors (other than the two independent directors). Under the Agreement, Israel Corp. elects two directors while each of the other three major shareholders designates one.

As noted in the Q & A in the prospectus (page 4) under “Why are we engaging in a rights offering?” Tower is engaged in the rights offering to raise up to $50 million which Tower is required to raise under its credit facility agreement. The investment commitments of the four major shareholders are being effected through the framework of an offering of rights to all its shareholders, so that all shareholders of Tower will have a full and fair opportunity to purchase the convertible debentures on the same terms as the controlling shareholders.

The Company solicited and obtained the purchase commitments from the major shareholders in reliance on Section 4(2) of the Securities Act of 1933. We believe that this exemption is available in view of the following facts: (i) the commitments were offered to and obtained from only four shareholders, each of which is a publicly-traded company and each of which is a sophisticated and “accredited investor” (as defined in the Regulation D); (ii) these four shareholders together control more than a majority of Tower’s voting power and are parties to a voting agreement through which they elect a majority of the Board; and (iii) each such shareholder has a representative on the Board and has full and complete access to corporate information.

We believe the purchase commitments by the major shareholders should not be integrated with the proposed registered rights offering based on the following: (i) the involvement of each of the major shareholders arose by virtue of the pre-existing relationship of the shareholder with Tower as one of its major shareholders and the representation that each such shareholder has on the Board and not by virtue of the solicitation of the other shareholders of the Company to be made by the registration statement; and (ii) the convertible debentures committed to be purchased by the major shareholders, as well as the underlying shares issuable upon conversion thereof, are not covered by the registration statement, will be deemed “restricted” securities and cannot not be resold absent registration or availability of an applicable exemption. Furthermore, we believe that the policy set forth in paragraph 3 of the Staff’s response to the Black Box Incorporated no-action letter (dated June 26, 1990) supports our position.

Israel Corp.‘s commitment to purchase debentures in excess of its pro rata share, includes a portion of the entitlement of the other major shareholders which they elected not to purchase. The assignment by the three other major shareholders of a portion of the rights which they will not be exercising is what is meant by the language on the prospectus cover page referenced in the Staff’s Comment 3 regarding other shareholders agreeing to transfer a portion of their unexercised rights to Israel Corp.

For the foregoing reasons, we believe these simultaneous offerings and the communications related thereto are consistent with Section 5 of the 1933 Act.

Questions and Answers About the Rights Offering

4.	Explain the business reasons for structuring this as a rights offering for convertible debentures in the principal amount of $1 per share. If your intent was to reduce the dilution of your existing shareholders, why are they not given rights to purchase additional shares?

We have revised the description of the reasons Tower is engaging in a rights offering of convertible debentures (page 4). The $1 minimum denomination affords the debenture holders with choices. As the debentures will be listed for trading, a $1 minimum denomination allows debenture holders to choose to convert a relatively small portion of their aggregate investment into shares, to sell another relatively small portion of their debentures on the market and to continue to hold debentures.

How will principal and interest be paid

5.	Explain in more detail the last sentence regarding the non-payment of accrued interest.

We have revised the filing to clarify the language regarding the payment of accrued interest (page 2).

6.	Expand to describe the possible postponement of payments under the debentures, and supplementally explain why you believe this provision is consistent with the requirements of the Trust Indenture Act of 1939.

We have revised the disclosure to more fully describe the postponement (page 2). From our conversations with the Staff we understand that the concern raised by the Staff relates to Section 316(b) which provides in relevant part that “the right of any holder of any indenture security to receive payment of the principal of and interest on such indenture security, on or after the respective due dates expressed in such indenture security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.” We believe that the possible six month postponement of payments under the debentures in the event of a default on senior indebtedness (often called a “six month stopper”) is typical for subordinated debt issues, including debt issued under indentures qualified under the Trust Indenture Act. The six month stopper provision is described at great length in the prospectus disclosure and will be set forth fully in the indenture and referenced on the face of the form of the debenture. By their purchase of the debentures in those circumstances, holders will have consented to the possible postponement within the meaning of TIA 316(b).

7.	Add a separate Q & A to discuss the current and future subordination of the debentures and the dollar amount of indebtedness outstanding to which they are subordinated.

We have added a Q & A to discuss the current and future subordination of the debentures and of the dollar amount of indebtedness outstanding to which they are subordinated (page 3).

8.	Add a separate Q & A to disclose whether the debentures will be listed for trading.

We have added a Q & A to disclose that the debentures will be listed for trading (page 3).

Must I convert the debentures I hold into ordinary shares

9.	Please specifically state under this heading that accrued interest will not be paid if mandatory conversion of the debentures occurs. We refer you to your disclosure in the last sentence on page 35.

We have revised the filing to state that accrued interest will not be paid if mandatory conversion of the debentures occurs (page 2).

Why are we engaging in the rights offering

10.	Revise the answer to this question to explain more concisely why you are engaging in this offering. The current disclosure is confusing.

We have revised the filing to explain more concisely why we are engaging in the rights offering (page 4).

11.	We note your disclosure in the penultimate sentence that you are raising the financing required by the credit facility amendment from Israel Corp. and SanDisk “through this rights offering in order to allow other shareholders to participate.” Please explain this in more detail since your cover page states that Israel and SanDisk are not receiving securities pursuant to this registered rights offering. Discuss supplementally the integration issues that arise with this transaction, which you appear to have structured as a combined public/private offering, and why you believe it is consistent with Section 5 of the 1933 Act, as we noted in our previous comment. We may have further comments.

We have revised the disclosure to clarify the penultimate sentence of this paragraph (page 4). In regard to the integration issues, please see our response to Comment 3.

How do you transfer your rights

12.	Explain in more detail the very unusual one-day NASDAQ listing of the rights. Are you aware of other registered offerings that have done this?

As disclosed in Tower’s filing, it is anticipated that the rights offering will be conducted simultaneously on NASDAQ and the Tel Aviv Stock Exchange. The rules of the Tel Aviv Stock Exchange require that there be a one-day trading of the rights being issued in connection with a rights offering, two days prior to the expiration date of the rights. In an effort to afford Tower’s United States and Israeli shareholders with an equal opportunity to trade their rights, Tower intends to seek to list the rights for one-day trading on NASDAQ SmallCap Market. In connection with Tower’s rights offering in 2002, which was conducted simultaneously on NASDAQ and the Tel Aviv Stock Exchange, the rights were listed for trading on NASDAQ, although we understand that no bid or asked prices were ever quoted by any market makers and that there was no trading.

Can you sell or give away your rights

13.	Because there are no dates filled in, we are unable to determine the order in which these events will take place. For example, when will the trading day be relative to the expiration date? Revise the disclosure here to clearly explain the sequence of this offering. Also tell us how a new investor who purchases the unexercised rights on NASDAQ will have enough information to decide whether or not to exercise the right. We may have further comments when the disclosure is revised.

We have revised the disclosure in the filing to clearly explain the sequence of this rights offering (page 5). For the convenience of the Staff, the timeline is as follows:

—	Day 1: Effectiveness of registration statement

—	Day 2: Record Date

—	Day 3: Ex-day

—	Day 21: Rights trading day

—	Day 23: Rights expiration date

—	Day 30: Debentures begin to trade

The rights, the convertible debentures and the underlying ordinary shares will all be registered under the Securities Act and the Securities Exchange Act. Information regarding the terms of the securities to be purchased upon exercise of the rights will be publicly available for the 21 days prior to the rights trading day, through the website of the SEC, the website of the Tel Aviv Stock Exchange and the website of the Israel Securities Authority. In addition, the Company will issue a press release announcing that the prospectus has been declared effective. New investors will have access to the same information as do Tower’s shareholders.

What are the federal income tax and Israeli income tax consequences

14.	You state under this heading that rights received under employee share option plans “may be” taxable. However, on page 6, you disclose that the transfer and exercise of rights granted under the employee option plans “are” taxable. Please clarify your disclosure.

We have reconciled the disclosure by amending the disclosure regarding federal income tax and Israeli income tax consequences on the rights exercise to indicate that (i) the receipt of rights under our employee share option plans is not taxable in Israel, (ii) the sale and exercise of the rights received under our employee share option plans is taxable in Israel, and (iii) either the receipt of rights under our employee share option plans or the sale and exercise of rights received under our employee share option plans will be taxable in the U.S. (page 6).

15.	Please note you will need to file an opinion of counsel which describes the material federal income tax consequences as an exhibit. You should also revise the disclosure here and elsewhere in the prospectus to clearly describe counsel’s opinion regarding the material federal income tax consequences.

We have revised the filing to clearly describe counsel’s opinion of the material federal income tax consequences of exercising the rights (pages 6 and 48). In addition, we will file by amendment as an exhibit to the registration statement an opinion of counsel which expresses such counsel’s opinion on the disclosure of the federal income tax consequences. We have supplementally provided the form of such opinion to the Staff for its review.

What happens if you choose not to exercise your rights

16.	Expand to disclose the extent to which current shareholders will be diluted, assuming all rights are exercised and all debentures are converted. Also disclose the percentage of shares SanDisk, Alliance, and Israel Corp. will hold if they convert their debentures and whether they have expressed their intent to do so.

If all of the rights are exercised, and all of the convertible debentures purchased are converted into our ordinary shares, none of our shareholders will experience dilution (other than to the extent that eligible employees exercise their rights). We have therefore revised the disclosure to disclose the dilutive effect of the exercise of rights and conversion of debentures by our four major shareholders that committed to exercise rights–Israel Corp., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. We have further revised the disclosure to note that none of these shareholders have expressed any intention to convert their debentures (page 6).

Risks Affecting Our Business

If the amendment to our credit facility

17.	We note the reference to “other things” for which the amendment provides. Please describe all material terms of the amendment. Describe the “certain financial ratios and covenants” to which you refer and any material risk to your satisfying the amended terms with regard to them. Revise the narrative to explain any known impediments to the consummation of the amendment to your credit facility agreement. The revised narrative should also state the date by which the amendment must be consummated to avoid the threat to your operations. Include a reference to more detailed disclosure of the amended credit facility elsewhere in the prospectus.

We have added a section entitled “Recent Developments” to clarify the terms of the amendment to Tower’s facility agreement, including the financial ratios and covenants (page 8). We have conformed the risk factor relating to Tower’s facility agreement in light of this new section (page 9).

If we do not meet conditions to receive the Israeli government grants

18.	Explain the specific reasons for which you do not expect to satisfy the requirement that you complete your Fab 2 investment. Give the time frame by which you will learn whether the Investment Center will approve your new expansion program. Describe concretely the “adverse effect on [your] operations” as referenced in the last sentence. Describe any external political, economic or other considerations that may impact your receipt of grants and benefits from the Israeli government.

We have revised the filing to explain the specific reasons that Tower does not expect to satisfy the requirement that it complete its Fab 2 investments by the end of 2005, including the time frame in which Tower expects to learn whether the Investment Center will approve its request for a new expansion program. We also provided a concrete description of the “adverse effect on our operations” as referenced in the last sentence (page 10). We have no basis to measure the extent of any potential external political or economic considerations that may impact, whether positively or negatively, receipt of grants and benefits from the Israeli government in connection with our Fab 2 grants, and believe that any speculation to such effect would be misleading.

If we are considered to be a passive foreign investment company

19.	State whether you have been found to be a PFIC in past years or other reasons why you believe there to be a material risk that you may be found to be a PFIC presently or in the future.

Tower has not been found to be a PFIC in prior years. However, for the reasons set forth in the referenced disclosure and in the later disclosure of federal tax consequences, the tests for determining PFIC status are not clear. Tower’s belief that it is not a PFIC is supported by a private letter ruling, but such ruling is not binding on the IRS. While we do not believe that it is likely that the IRS would take a different position with respect to us, there is no assurance that it will not. In addition, the PFIC test is an annual one and our circumstances in the future may change. We have therefore provided the referenced disclosure and the additional disclosure under United States Tax Considerations.

Effect of This Rights Offering on Our Convertible Securities

20.	Please disclose the approximate number of shares that will be sold to employees assuming all rights offered pursuant to the Employee Share Option Plans are exercised and all debentures issued in the rights offering are converted into your ordinary shares.

We have revised the filing to disclose the number of shares that will be sold to Tower eligible employees assuming all rights offered pursuant to Tower’s Employee Share Option Plans under this rights offering are exercised and all underlying debentures are converted into Tower’s ordinary shares (page 26).

21.	Please explain in greater detail the calculation of the “economic benefit” component of your employee share options, convertible debentures and Series 1 Options and how the share conversion will be adjusted to reflect this benefit. We refer you to your disclosure in the last paragraph on page 25 and the first full paragraph on page 26.

We have revised the filing to include a more detailed explanation regarding the calculation of the “economic benefit” component of Tower’s employee share options, convertible debentures and Series 1 Options and how the share conversion will be adjusted to reflect this benefit (page 27).

The Rights Offering

No Recommendation to Rights Holders

22.	Please disclose the aggregate percentage of your outstanding common stock currently held by your officers and directors, and quantify the approximate number of shares that will be sold to these parties assuming all rights are exercised and all debentures issued in the rights offering are converted into your ordinary shares. Please include options granted to your executive officers and directors that entitle their holders to receive rights in this offering.

We have revised the prospectus to disclose the aggregate percentage of Tower’s outstanding ordinary shares currently held by its officers and directors, and have quantified the approximate number of shares that will be sold to these parties assuming all rights are exercised and the underlying debentures are converted into Tower’s ordinary shares, including options granted to Tower’s executive officers and directors that entitle their holders to receive rights in this offering (page 29).

23.	We note your disclosure that you, in your sole discretion, may waive any defect or irregularity regarding the exercise of the rights. Please disclose the factors you may consider in determining whether to waive any such defect or irregularity.

We have revised the filing to disclose that Tower will consider the materiality of the defect or irregularity in determining whether to waive any such defect or irregularity regarding the exercise of the rights (page 30).

Method of Exercise of Rights for Record Holders

24.	State, if true, that the rights offering will not be extended beyond the subscription period.

We have revised the disclosure to state that the rights offering will not be extended beyond the subscription period (page 30).

Material Income Tax Considerations

United States Tax Considerations

25.	Please file a tax opinion as an exhibit, and revise the disclosure to describe counsel’s opinion regarding the material federal income tax consequences. Counsel should clearly opine on each material issue. If counsel is unable to opine on any issue, so state, and explain why counsel cannot opine. We may have further comments after the disclosure is revised.

The disclosure has been revised to describe the opinion (page 48), and the opinion will be filed as an exhibit.

26.	Remove the ‘‘No Reliance” bold paragraph on page 47, or explain why you believe it is appropriate to include it. What is the second sentence supposed to mean?

The paragraph has been removed. For the Staff’s information, we note the qualification in the second sentence was intended to track language in the Treasury Department’s recently-issued Circular 230 which governs the rendering of tax opinions and advice. Counsel which will render the opinion does not currently believe that the qualification is required in connection with the disclosures included in a filed registration statement.

27.	We note your statement at the bottom of page 47 that you expect the fair market value of the rights to be zero. How is this consistent with your intent to list unexercised rights on NASDAQ to give holders a chance to sell them?

We have revised the statement to reflect our belief that the fair market value of the rights will be nominal and that it is unlikely to exceed the holder’s tax basis in the ordinary shares (page 49). We intend to list the rights for trading on NASDAQ because, as required by Israeli law, they will be listed on the Tel Aviv Stock Exchange. We do not know whether the rights will actually trade.

Experts

28.	We note your reference to the limited procedures performed in accordance with those prescribed by the Institute of Certified Public Accountants in Israel by Brightman A1magor & Co. for the interim financial statements for the periods ended March 31, 2004 and 2005. In Exhibit 15.1, the letter from Brightman A1magor & Co. also refers to these periods. We note that you incorporate by reference your Form 6-K filed on May 26, 2005. That Form 6-K includes the review report of Brightman Almagor & Co. dated May 26, 2005 for the March 31, 2005 financial statements, but not the review report dated April 28, 2004 on the March 31, 2004 financial statements. If you continue to include these references, please also include, or incorporate by reference, each of the review reports. Please also refer to our comment below with respect to your presentation of Israeli GAAS review reports.

Please see our response to Comment 37.

Where You Can Find More Information; Incorporation of Information by Reference

29.	Please correct the reference to a Form 6-K filed on July 24, 2005 at the top of page 57.

We have deleted the reference (page 58).

Exhibits

30.	Note that when you file all exhibits relating to this transaction, we may have further comments after we have had a chance to review them.

We note the Staff’s comment.

Form 20-F for the Year Ended December 31, 2004

Item 15. Controls and Procedures

31.	Under Item 15(a) of Form 20-F, your officers should disclose their conclusions regarding the effectiveness of your disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by the report. Please give us your conclusion as of that date and based upon the applicable definition and provide the conclusion required by Item 15(a) of Form 20-F in future filings.

As disclosed in our Form 20-F filed with the SEC on June 29, 2005, as of December 31, 2004, our chief executive officer and acting chief financial officer concluded that our disclosure controls and procedures were effective.

We shall provide the conclusion required by Item 15(a) of Form 20-F in future filings.

32.	Please provide, and include in future filings, the disclosures required by Item 15(d) of Form 20-F. Please note that the disclosure relates to any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure appears to only address significant changes in disclosure controls that could significantly affect those controls subsequent to the date of your evaluation.

There were no changes in our internal control over financial reporting identified in connection with the evaluation performed pursuant to Rule 13a-15(d) that occurred during the fiscal year ending December 31, 2004 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will include the disclosures required by Item 15(d) of Form 20-F in future filings.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

33.	Please tell us why the audit opinion refers only to a U.S. GAAP reconciliation with respect to your financial position and results of operations for the period presented and does not include your statements of cash flows. Please explain how you complied with Item 17(c)(2)(iii) of Form 20-F.

In accordance with item 17(c)(2)(iii) of Form 20-F, the Company elected to disclose material GAAP differences in connection with the cash flow statements. Since no material differences between Israeli GAAP and U.S. GAAP related to the Company’s cash flow statements for all periods presented were identified, there were none disclosed. Therefore, the Company’s auditors did not address GAAP differences related to the Company’s cash flow statements in the explanatory paragraph of their report of independent registered public accounting firm.

In future filings, we will make an express statement that no GAAP differences connected with cash flow statements exist, if such is the case, and we understand that the Company’s auditors will include a reference to the cash flow statements in their future reports.

34.	Please tell us about any evaluations and conclusions with respect to your ability to continue as a going concern as of December 31, 2004. Please see AU Section 341.

During the preparation of Tower’s 2004 annual financial statements, the Company considered conditions and events having potential affect on its ability to continue as a going concern for a reasonable period of time. Based on the process detailed below, the Company reached a conclusion that its continuation as a going concern was an appropriate assumption for the purpose of its financial reporting as reflected in its 2004 annual financial statements. In the course of their audit of Tower’s 2004 annual financial statements Tower’s auditors, Brightman Almagor & Co., evaluated, based on the guidance in AU Section 341, whether a substantial doubt existed about Tower’s ability to continue as a going concern for a reasonable period of time.

Tower’s auditors informed it that while performing their audit procedures, they had identified information about certain conditions and events that, when considered by them in the aggregate, indicated, in their opinion, that there could potentially have been substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. Tower presented its auditors with its management’s plans for dealing with those conditions and events, and also held discussions with its auditors regarding those plans, for the purpose of their evaluation of the likelihood that such plans would effectively mitigate for a reasonable period of time the doubt about Tower’s ability to continue as a going concern, as it had concluded.

After evaluating the presentations and explanations the Company provided to them, Tower’s auditors came to a conclusion that substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time did not exist at the time the 2004 annual financial statements were approved.

Tower considered the need for disclosure in the notes to the 2004 annual financial statements of the conditions and events in connection with its ability to continue as a going concern for a reasonable period of time. Tower came to a conclusion that the disclosure in the notes to the financial statements, as presented in notes 1B and 12A (primarily paragraphs (5), (6) and (8) thereto) appropriately addressed those matters. Tower’s auditors agreed with the appropriateness and adequacy of the disclosures.

The following summarizes the conditions and events identified, the plans which the Company presented to its auditors, and the Company’s estimate, at the date of approval of its 2004 annual financial statements, of the likelihood of such plans to occur and to effectively mitigate the going concern issue.

In 2004 and in recent years, Tower experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit. In addition, according to the Company’s approved short-term working plan, based on the semiconductor market conditions prevailing as of the approval date of the 2004 annual financial statements, it had a need to raise additional funds in order to finance its short-term activities and liabilities in 2005. Tower also had to be in compliance in 2005 with financial ratios and covenants under its amended facility agreement with its banks and to obtain a waiver for its non-compliance with such financial ratios and covenants for the fourth quarter of 2004.

In addressing the above issue, the Company took into consideration the following: (i) the proactive comprehensive measures being taken to obtain the needed funds for its near-term ongoing operations, as well as to reduce its short-term liabilities; (ii) the implementation of cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and a workforce cutback of approximately 170 jobs in November 2004, as part of an across-the-board savings plan, targeted to adjust the Company’s operational expenses level to its forecasted sales level; (iii) the execution of a waiver letter agreement with its banks in January 2005, before the 2004 annual financial statements were approved, to revise the financial ratios and covenants for 2005, as well as to waive Tower’s non-compliance with the financial ratios and covenants for the fourth quarter of 2004; (iv) the examination of alternatives for additional funding sources, including from Tower’s existing major shareholders and banks; (v) the existence of a safety net mechanism to provide the Company with up to $28 million, as of the approval date of the financial statements, from Israel Corp. and its banks, as described in note 12A(6) to the financial statements; and (vi) the investment grants from the Investment Center having been granted when due, and the Company’s estimation that future 2005 grant payments would be similarly granted when due.

Based on all the above described matters Tower’s management estimated that it was probable that the additional funding the Company would need in 2005 would be achieved. All these considerations led the Company, as of the approval date of the financial statements, to conclude that there was no substantial doubt about the Company’s ability to continue its operations as a going concern for a reasonable period of time.

(6)	Note 12. Commitments and Contingencies

A. Commitments and Contingencies Relating to FAB 2

(6)	Facility Agreement

35.	Please tell us how you will account for the indemnification agreement with TIC discussed in the last paragraph on page F-24 under U.S. GAAP. Please cite the accounting literature upon which you will rely and explain how you will apply that literature to your situation.

The undertaking agreement between the Company and TIC provides that the indemnification clause may become effective only when investments are made by TIC towards the undertaking described in Note 12A(6) to the 2004 annual financial statements. As of December 31, 2004 and the date of this letter, TIC has not made any investments towards its undertaking, and accordingly the indemnification clause has not come into effect. Therefore, as of such dates, the Company had only a loss contingency (as this term is used in SFAS-5), requiring only disclosure in the notes to the financial statements.

As of December 31, 2004 and as of the date of this letter, TIC had and has not made any investments towards the undertaking. The Company therefore was and is not contingently required “… to make any payments to [TIC] based on changes in an underlying that is related to an asset, a liability, or an equity securities of …” TIC. Accordingly the provisions of FIN-45 (paragraph 3.c. thereto) were not applicable, as TIC had no liability or contingent liability to any third party related to the undertaking.

Since the indemnification clause can be potentially effective only following investments made by TIC towards its undertaking, then only if and when such investments are made in the future, should the indemnification clause be considered for the accounting prescribed under the provisions of FIN-45 (paragraph 3.c. thereto). Assuming that following TIC’s investment in the Company under the undertaking the Company were to become contingently liable to TIC as a result of TIC’s potential exposure in connection with losses associated with those investments (which can be considered as a liability of TIC under paragraph 3.c.), the Company would then consider reflecting a liability under FIN-45 in its financial statements.

The liability, if and when appropriate to be recorded in the Company’s financial statements, should be the greater of: the amount that satisfies the fair value objective as discussed in FIN-45; or the contingent liability amount required to be recognized under SFAS-5.

Forms 6-K filed May 26, 2005 and August 3, 2005

36.	We note that you have incorporated by reference into all effective registration statements your financial statements for the periods ended March 31, and June 30, 2005. In addition, the financial statements for the period ended March 31, 2005 were incorporated by reference into your Form F-2 filed on July 27, 2005. It appears that these statements were included under Item 8.A.5 of Form 20-F. Please update your Form F-2 to include the June 30, 2005 financial statements required by Item 8.5.A of Form 20-F. Please also amend to include in the registration statements, or incorporate by reference, an MD&A discussion of the most recent comparative interim periods in your registration statements.

We have amended our Form 6-K which included our June 30, 2005 results to include an MD&A discussion and have incorporated by reference this filing into the registration statement. We are no longer incorporating by reference into the Form F-2 the Form 6-K for the three months ended March 31, 2005.

37.	Under Item 8.A.5 of Form 20-F, you are encouraged, but not required, to have your interim financial statements reviewed by an independent auditor in accordance with the standards of the PCAOB (U.S.). We note that you include review reports of Brightman Almagor & Co. in accordance with standards prescribed by the Institute of Certified Public Accountants in Israel for interim financial statements. Since the review was not conducted in accordance with the standards of the PCAOB (U.S.), you should remove the references to those review reports in your Form F-2 and not include or incorporate by reference those review reports from your Forms 6-K. Alternatively, if you believe that inclusion of those review reports is required or necessary, then we believe that you should include cautionary language where you refer to those reports and immediately prior to the reports to inform investors that the reviews were not conducted in accordance with the standards of the PCAOB (U.S.) and describe the differences between a review conducted in accordance with the standards of the Institute of Certified Public Accountants in Israel.

We have removed any references to the review reports from the F-2. We amended the Form 6-K which included our June 30, 2005 results to remove the review reports. We will amend the Form 6-K which included our March 31, 2005 results to revise the incorporation by reference language to no longer provide for the incorporation of the review report included therein into the Company’s effective registration statements. This response also relates to Comment 28.

Form 6-K Filed August 3, 2005

38.	In future filings please provide all of the disclosures required by Item 10(e) of Regulation S-K with respect to each non-GAAP financial measure you disclose.

Tower’s future filings will provide all of the disclosures required by Item 10(e) of Regulation S-K with respect to each non-GAAP financial measure that it discloses.

        If you have any questions, please feel free to call the undersigned at (212) 986-9700 (extension 17), or Ted Chastain of this office (extension 27).

Sincerely, Sheldon Krause

cc:	Adelaja K. Heyliger Mr. Thomas Dyer David Schapiro, Esq.